U. S. Securities and Exchange Commission
                          Washington, D.C. 20549

                               FORM 12b-25                     ---------------
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 33-90344
                                                               ---------------

(Check One): (X)Form 10-K and Form 10-KSB  ( )Form 20-F  ( )Form 11-K
             ( )Form 10-Q and Form 10-QSB  ( )Form N-SAR

             For Period Ended:  June 30, 2001
                                -------------

             ( )  Transition Report on Form 10-K
             ( )  Transition Report on Form 20-F
             ( )  Transition Report on Form 11-K
             ( )  Transition Report on Form 10-Q
             ( )  Transition Report on Form N-SAR

             For the Transition Period Ended: _____________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

PART I - REGISTRANT INFORMATION

CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.
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Full Name of Registrant

1341 N. DELAWARE AVENUE, SUITE 300
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Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19125
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City, State and Zip Code

185 COMMERCE DRIVE, FORT WASHINGTON, PA 19034
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(Former name or former address, if changed since last report)










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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


PART III - NARRATIVE

The Company experienced computer system problems during the course of preparing its Annual Report on Form 10-K for the year ended June 30, 2001. The Company was unable to have the computer system problems corrected and be able to submit such Form 10-K on a timely basis without unreasonable effort or expense. Management expects to file a completed Annual Report on Form 10-K for the year ended June 30, 2001 on October 1, 2001.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      James Boyd             215            291-1700
      ----------          ---------     ----------------
         Name             Area Code     Telephone Number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been
    filed?                                                      (X)Yes  ( )No




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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report thereon?
                                                                 (X)Yes  ( )No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Explanation:
    -----------
    There was no significant change in results of continuing operations from the fiscal year ended June 30, 2000. Discontinued operations resulted in a loss of $6,236,000 in the fiscal year ended June 30, 2001 as compared to income of $11,492,000 in the fiscal year ended June 30, 2001.



              CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.
              ----------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  October 1, 2001                 By: s/James M. Boyd, Jr.
       -----------------                     --------------------
                                             James M. Boyd, Jr.
                                             Vice President of Finance
                                             and Chief Accounting Officer




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